EXHIBIT 99.15

Press Release

Non-financial Reporting: Total discloses its first SASB report

(Sustainability Accounting Standards Board)

Paris, October 30, 2020 – In order to respond to investor requests, Total publishes for the first time a report along the American SASB EM-EP standard (Oil & Gas - Exploration & Production). This SASB standard enables companies of the Oil & Gas sector to highlight a set of financially material sustainability indicators.

This report is available at the Total group’s website which is dedicated to its CSR strategy: Sustainable Performance*

Total was among the first companies to support the G20’s TCFD (Task-force on Climate-related Financial Disclosures) recommendations and discloses them in its annual report since 2017. Total is continuously selected as a member in sustainability indices: in the FTSE4Good since 2001 and the Dow Jones Sustainability Index World since 2004. The Group also obtained score A- for its response to the latest CDP Climate Change and Water Security questionnaires.

* https://www.sustainable-performance.total.com/en/sasb

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.